UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.      Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
November 19, 2007
	By:	/s/ David Skinner

David Skinner, Vice-President
General Counsel and Corporate Secretary

we are neurochem

Quarterly Report

Third quarter ended September 30, 2007

Message to Shareholders      3
Message to Shareholders
During the third quarter, Neurochem decided to take important initiatives shaped by key events that took place over the past year, especially the completion of the North American Phase III clinical trial for tramiprosate (ALZHEMED™).
     The Company’s primary goal is to provide access to drugs and health products for patients suffering from very serious diseases. With the strategy we have developed, the Company plans to make tramiprosate available to consumers and confirms its commitment to developing new drugs for Alzheimer’s disease (AD).
Near-term Cash Flow and R&D Funding
Neurochem will be dedicating its resources to build a strong and diversified pipeline of product candidates which could potentially provide cash flow in the near term. As a result, our business model is moving away from a traditional biopharmaceutical strategy to one that includes shorter term projects which could contribute to funding R&D activities, complementing the longer term prescription drug programs geared at sustaining the Company’s future growth.
Alzheimer’s Disease
First, let me talk about AD. Neurochem is pleased to announce that it is moving its next generation lead candidate NRM-8499, a prodrug of tramiprosate, into preclinical development. NRM-8499 is a new chemical entity, or NCE, with a bioavailability almost double that of tramiprosate in the plasma. Pharmacokinetic studies performed in mice with NRM-8499 already demonstrated close to a five-fold increase in brain concentration as compared to the parent molecule, tramiprosate. In addition, NRM-8499 showed in vivo a dose-dependent increase for both its plasma and brain concentrations. Neurochem will now be performing toxicology studies in various species to evaluate the NRM-8499 profile.
     At the same time, Neurochem has been receiving a large number of requests from physicians and family members for access to tramiprosate (ALZHEMED™). Recognizing that AD is devastating and still an unmet medical need, the Company, together with consultants, has developed a strategy to make tramiprosate available to consumers.
Tramiprosate — Taking Steps to Commercialize as a Branded Nutraceutical
Neurochem is therefore taking steps to commercialize tramiprosate as a branded nutraceutical, potentially as early as 2008, through the creation of a self-sustaining company. The human resources required for this new company will necessitate very different skill sets. Accordingly, a Chief Executive Officer will be recruited who will be supported by a Board of Directors different from that of Neurochem. The nutraceutical product should be protected by our patent portfolio in this area.

4     Message to Shareholders
     The global market for food supplements is estimated at US $65 billion with an expected annual growth of 9% for the next three years. As the cognitive herbal supplement segment alone is estimated to be over US $1 billion worldwide, the cognitive nutraceutical market is one of the most promising fields due to growing public awareness of the need for intellectual capacity enhancement in an aging population in search of a healthy lifestyle.
     As announced previously, descriptive data from the North American Phase III clinical trial showed numerical differences in favour of tramiprosate on the primary clinical endpoints. The descriptive data also showed, by magnetic resonance imaging, differences between groups on the primary disease modification endpoint of change in the volume of the hippocampus, a structure of the brain that is considered to be important in memory function.
     Additional findings obtained from a preliminary post-hoc analysis performed by the Company’s external team of statisticians allowed adjustment for potential confounding factors. The data showed a dose-dependent reduction in hippocampal atrophy in patients treated with tramiprosate. When compared to placebo, patients treated with 200 mg of tramiprosate per day experienced significantly less atrophy (relative difference of 65%; P = 0.036) and patients treated with 300 mg of tramiprosate per day presented no atrophy (P = 0.003).
     The Company is committed to analyzing and understanding the wealth of data generated by the Phase III clinical trials. It is pursuing several post-hoc analyses which are revealing promising preliminary results. Further work is underway and the results will be pivotal in paving the design of the future clinical trials for NRM-8499. Lastly, Neurochem is currently working to submit results for publication in a peer-reviewed journal.
European Phase III Trial for Tramiprosate to be Discontinued
Following the completion of the North American Phase III clinical trial for tramiprosate, Management strongly believes that the expected lengthy and costly clinical and regulatory paths for tramiprosate prohibit its further development as a pharmaceutical entity. Therefore, Neurochem strongly believes that the best course of action is to terminate early the drug development activities related to the European Phase III clinical trial for the study of tramiprosate while completing the ongoing North American Phase III open-label extension study.
     At the same time, as I have mentioned, Neurochem will focus its resources on the development of NRM-8499 for the treatment of AD and take steps to market tramiprosate as a branded nutraceutical.

Message to Shareholders      5
Awaiting Decisions by FDA and EMEA on Eprodisate (KIACTA™)
Turning to its other programs in development, Neurochem will continue to advance its program for eprodisate (KIACTA™) for the treatment of Amyloid A (AA) amyloidosis. Following a second approvable letter received by the Company from the U.S. Food and Drug Administration (FDA) in July 2007, Neurochem filed a response in September 2007, and is awaiting the decision from the agency as to the Class I or Class II review of its application file.
     In September 2006, the European Medicines Agency (EMEA) confirmed that it had commenced a regulatory review of eprodisate (KIACTA™). An oral hearing is scheduled with the EMEA in November 2007 to discuss outstanding issues raised with respect to the eprodisate (KIACTA™) application and a decision from the EMEA is expected by year-end, or shortly thereafter.
     The Company also filed for marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in Switzerland. A decision is expected in 2008.
Possible New Indication for Eprodisate — Diabetes Type II/Features of Metabolic Syndrome
As announced in May 2007, eprodisate has shown beneficial effects in preclinical in vivo models of Diabetes Type II/features of metabolic syndrome. Preliminary results have shown that eprodisate protects the kidney function in obese diabetic rats. As well, eprodisate has shown an impact on metabolic changes associated with Diabetes and obesity, including a significant decrease in triglyceride levels and cholesterol, a significant decrease in glycemia and an increase in insulin plasma levels.
     The Company is on track to initiate, as a proof-of-concept study, a Phase II clinical trial in diabetic patients in Canada in early 2008.
Looking Forward
With our sound financial situation and with the strategy we have outlined, Neurochem will be dedicating its resources to build a strong and diversified pipeline of product candidates which could potentially provide cash flow in the near term to sustain the Company’s future growth, including the next generation program for Alzheimer’s disease, based on strong patent protection and young patent life.
     On behalf of our employees and Board of Directors, I thank you for your support.
Dr. Francesco Bellini
Chairman, President and Chief Executive Officer
November 8, 2007

6       Management’s Discussion and Analysis
Management’s Discussion and Analysis for the
Three and Nine-Month Periods Ended September 30, 2007
Neurochem Inc. (Neurochem or the Company) is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs.
     The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine-month period ended September 30, 2007, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2006, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
Results of operations
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in the third quarter financial statements and in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
     For the three-month period ended September 30, 2007, the net loss amounted to $13,889,000 ($0.29 per share), compared to $16,509,000 ($0.43 per share) for the corresponding period in the previous year. For the nine-month period ended September 30, 2007, the net loss amounted to $65,389,000 ($1.54 per share), compared to $49,458,000 ($1.28 per share) for the same period last year.
     The net loss for the nine-month period ended September 30, 2007, includes a non-recurring charge in the second quarter of fiscal 2007 under Canadian GAAP of $10,431,000 relating to the $40 million 5% senior subordinated convertible notes, which were fully converted into common shares during the second quarter of 2007. In total, accretion expense amounted to $14,568,000 for the nine-month period ended September 30, 2007.
     Revenue from collaboration agreement amounted to $228,000 for the current quarter ($913,000 for the nine-month period), compared to $542,000 for the same period in the previous year ($1,609,000 for the nine- month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the US Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In July 2007, the Company received a second approvable letter from the FDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. In this action letter, the FDA indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter also stated that additional submissions, filed by Neurochem as part of its response to this approvable letter, may address issues raised in this letter. The FDA has indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment. The Company filed a response to this second approvable letter in late September 2007. Neurochem has also submitted for marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union and Switzerland. In September 2006, the European Medicines Agency (EMEA) confirmed that it had commenced a regulatory review of eprodisate (KIACTA™). An oral hearing is scheduled with the EMEA in November 2007 to discuss outstanding issues raised with respect to the eprodisate (KIACTA™) application and a decision from the EMEA is expected by year end, or

Management’s Discussion and Analysis       7
shortly thereafter. The Marketing Authorization Application is being reviewed under the EMEA’s centralized procedure. An authorization from the EMEA would apply to all 27 European Union member states, as well as Norway and Iceland.
     Reimbursable costs revenue amounted to $73,000 for the current quarter ($332,000 for the nine-month period), compared to $152,000 for the same period in the previous year ($534,000 for the nine-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
     Research and development expenses, before research tax credits and grants, amounted to $11,964,000 for the current quarter ($43,533,000 for the nine-month period), compared to $12,890,000 for the same period in the previous year ($37,546,000 for the nine-month period). The increase in the nine-month period compared to the same period the previous year is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD), which completed its 18-month North American Phase III clinical trial during the first quarter of 2007. In August 2007, the Company announced top-line results from this trial, designed to assess the safety, efficacy and disease modification effect of tramiprosate (ALZHEMED™) for the treatment of AD. The North American Phase III clinical trial, despite the descriptive data showing numerical differences in favor of tramiprosate (ALZHEMED™), did not demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. However, a substantial difference observed in hippocampal volume did approach statistical significance. Due to significant interference from high between-site variations that complicated the statistical analyses beyond expectations, it was not possible to draw definitive conclusions with respect to the treatment effect of tramiprosate (ALZHEMED™). Neurochem has established a Special Advisory Board comprised of regulatory, medical and statistical experts from the fields of AD, therapeutics for the central nervous system, functional assessments, imaging, biomarkers, and clinical trial design. The mandate of the Special Advisory Board is to assist Neurochem in reviewing and analyzing the data from the North American Phase III clinical trial and to provide advice to Neurochem on the tramiprosate (ALZHEMED™) program. The North American Phase III clinical trial included 1,052 patients at 67 clinical centers across the US and Canada. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an open-label extension of the Phase III study. Neurochem is also currently conducting a European Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD, with 973 mild-to-moderate AD patients enrolled at 69 clinical centers in 10 European countries. In August 2007, Neurochem stopped patient screening activities as it had met its recruitment target. For the nine-month period ended September 30, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs.
     Research tax credits and grants amounted to $434,000 this quarter ($1,434,000 for the nine-month period), compared to $388,000 for the corresponding period in the previous year ($1,292,000 for the nine- month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec.
     Other research and development charges amounted to nil for the current quarter and nine-month period, compared to $1,127,000 for the quarter and nine-month period ended September 30, 2006. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
     General and administrative expenses totaled $2,559,000 for the current quarter ($9,184,000 for the nine- month period), compared to $2,723,000 for the same quarter in the previous year ($8,703,000 for the nine-month period). These costs are incurred to support the overall activities of the Company.
     Arbitral award amounted to nil for the current quarter and nine-month period compared to nil for the quarter ended September 30, 2006 and $1,835,000 for the nine-month period ended September 30, 2006. This expense related to the dispute with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)), which came to a conclusion in January 2007 when Immtech, the University of

8      Management’s Discussion and Analysis
North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem in the Federal District Court without any payment, license, business agreement, concession or compromise by Neurochem.
     Reimbursable costs amounted to $73,000 for the current quarter ($332,000 for the nine-month period), compared to $152,000 for the same period in the previous year ($534,000 for the nine-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
     Stock-based compensation amounted to $998,000 for the current quarter ($2,854,000 for the nine-month period), compared to $948,000 for the corresponding quarter in the previous year ($2,645,000 for the nine-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period.
     Interest income amounted to $1,021,000 for the current quarter ($2,585,000 for the nine-month period), compared to $429,000 for the same quarter in the previous year ($1,503,000 for the nine-month period). The increase is mainly attributable to higher average cash balances during the current periods, compared to the same periods in the previous year.
     Accretion expense amounted to $1,452,000 for the current quarter ($14,568,000 for the nine-month period), and mainly represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and 1 month, respectively. Of the total accretion expense recorded in the nine-month period ended September 30, 2007, $10,431,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007.
     Change in fair value of derivative-related asset amounted to a gain of $972,000 for the current quarter (loss of $898,000 for the nine-month period) and represents the variation in the fair value of the embedded derivatives included in the aggregate $80,000,000 Senior and Junior Notes issued in May 2007.
     Foreign exchange gain amounted to $565,000 for the current quarter (gain of $1,184,000 for the nine- month period), compared to a loss of $24,000 for the same quarter in the previous year (loss of $525,000 for the nine-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets held in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of assets held in Canadian dollars.
     Other income amounted to $270,000 for the current quarter ($987,000 for the nine-month period), compared to $545,000 for the same quarter in the previous year ($1,066,000 for the nine-month period). Other income consists of non-operating revenue, primarily sub-lease revenue. The previous year’s quarter includes an amount of $293,000 in respect of the recovery of prior years’ property taxes.
     Share of loss in a company subject to significant influence amounted to nil for the current quarter ($327,000 for the nine-month period), compared to $452,000 for the corresponding quarter in the previous year ($1,951,000 for the nine-month period). Non-controlling interest amounted to nil for the current quarter ($109,000 for the nine-month period), compared to $149,000 for the corresponding quarter in the previous year ($639,000 for the nine-month period). These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. The share of loss recorded in the current year has reduced the Company’s long-term investment in Innodia Holding to a nominal value. Innodia Inc. is a private, development-stage company engaged in developing novel drugs for the treatment of type II diabetes and underlying diseases.

Management’s Discussion and Analysis       9
Related-party transactions
(In thousands of US dollars)

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2007	2006	2007	2006

	$	$	$	$
Management services expense	600	547	1,700	1,624
Sub-lease revenue	227	214	615	635
     Please refer to note 7 of the unaudited Consolidated Financial Statements for the nine-month period ended September 30, 2007, for details and additional related-party transactions.
Quarterly results (unaudited)
(In thousands of US dollars, except per share data)

			Net loss per share
			Basic
Quarter	Revenue	Net loss	and diluted

	$	$	$
Year ended December 31, 2007
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)

Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Third	694	(16,509)	(0.43)
Second	724	(18,113)	(0.47)
First	725	(14,836)	(0.39)

Year ended December 31, 2005
Fourth	721	(13,369)	(0.36)
     The increase in quarterly losses year over year, with the exception of the third quarter of 2007, is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The increase in the 2007 second quarter net loss is also due to accretion expense recorded on the convertible notes issued in November 2006 and May 2007. The decrease in the 2007 third quarter net loss compared to the same period the previous year is primarily due to a reduction in research and development expenses.

10      Management’s Discussion and Analysis
Liquidity and capital resources
As at September 30, 2007, the Company had available cash, cash equivalents and marketable securities of $70,637,000, compared to $48,758,000 at December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.
     On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the quarter ended June 30, 2007, $10,500,000 of the 6% senior convertible notes were converted into 1,653,859 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. During the quarter ended September 30, 2007, an additional $25,000,000 6% senior convertible notes were converted into 3,965,462 common shares. Net proceeds from the offering were $74,279,000 and, as of September 30, 2007, $46,239,000 has yet to be spent. The use of proceeds continues to conform in all material respects with the expectations set forth in the documents filed publicly.
     In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to $60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement if the volume-weighted average price of the Company’s common shares is below $5 per share for more than 30 consecutive trading days. Given that the current price per share has been below the minimum price as per the agreement, the agrement may be terminated at any time. The parties are currently in discussions with respect to the future prospects of this agreement and no assurance can be given that any agreement may be reached. As at September 30, 2007, the Company had not drawn any funds under the ELOC.
     As previously reported, “Restricted Cash” presented on the Consolidated Balance Sheet represents investments pledged to the bank to secure letters of credit. As at September 30, 2007, these investments are composed of Asset-Backed Commercial Paper (ABCP). During the third quarter of 2007, a disruption in the credit markets, particularly in the ABCP market, resulted in these investments having matured but not having been paid, and they currently remain outstanding. At the time these investments were acquired, the ABCP was rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. At the present time, the credit rating is under review by the rating agency. On September 6, 2007, a Pan Canadian Committee was formed to oversee the proposed restructuring process of the ABCP. Also during the third quarter of 2007, the $6,000,000 letter of credit was renewed upon annual expiry and was extended to September 30, 2008, with the ABCP as collateral. The Company is monitoring the developments and restructuring process, and potential losses, if any, are presently indeterminable.
     As at September 30, 2007, the Company’s workforce comprised 172 employees.
     As at October 31, 2007, the Company had 48,846,595 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,738,934 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 56,940,645 common shares, on a fully diluted basis.

Management’s Discussion and Analysis      11
     The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the ELOC, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated into US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods, and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
Subsequent event
On November 8, 2007, the Company announced the early termination of its European Phase III clinical trial for tramiprosate (ALZHEMED™) and the advancement of its next generation lead candidate NRM-8499 into preclinical development for the treatment of Alzheimer’s disease. Also the Company announced its decision to take steps to commercialize tramiprosate (ALZHEMED™) as a branded nutraceutical, potentially starting as early as 2008. Furthermore, Neurochem announced that it will continue to advance its programs for AA amyloidosis, as well as for Diabetes type II/features of metabolic syndrome. The Company is expecting a reduction of its burn rate compared to fiscal 2007.

12     Consolidated Financial Statements (unaudited)
Consolidated Balance Sheets
(Unaudited)
September 30, 2007 and December 31, 2006 (in thousands of US dollars, unless otherwise noted) (in accordance with Canadian GAAP)

	September 30,	September 30,	December 31,
	2007	2007	2006
	(CDN$ -	(US$)	(US$)
	note 1)
Assets
Current assets:
Cash and cash equivalents	49,712	49,917	12,158
Marketable securities	20,635	20,720	36,600
Restricted cash (note 3)	—	—	6,000
Sales taxes and other receivables	726	729	1,043
Research tax credits receivable	3,170	3,183	928
Prepaid expenses	2,047	2,055	2,489

	76,290	76,604	59,218

Restricted cash (note 3)	6,616	6,643	549
Deferred financing fees (note 2)	—	—	1,535
Long-term prepaid expenses	523	525	789
Long-term investment	1	1	319
Property and equipment	4,052	4,069	3,912
Patents	6,147	6,172	5,080

	93,629	94,014	71,402

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	2,787	2,799	3,753
Accrued liabilities	10,625	10,669	9,834
Deferred revenue	7,305	7,335	7,568
Deferred gain on sale of property	1,334	1,339	1,222

	22,051	22,142	22,377

Deferred gain on sale of property	16,170	16,237	15,732
Long-term accrued liabilities	1,166	1,171	635
Convertible notes (note 4)	34,806	34,949	33,650

	74,193	74,499	72,394

Non-controlling interest	677	680	725

Shareholders’ equity:
Share capital (note 5)	262,259	263,338	203,751
Equity portion of convertible notes	9,801	9,841	8,620
Additional paid-in capital	24,058	24,157	11,396
Warrants (note 4)	16,788	16,857	—
Deficit	(300,918)	(302,157)	(234,240)
Accumulated other comprehensive income	6,771	6,799	8,756

	18,759	18,835	(1,717)

Subsequent event (note 9)	93,629	94,014	71,402

See accompanying notes to unaudited consolidated financial statements.

Consolidated Financial Statements (unaudited)     13
Consolidated Statements of Operations
(Unaudited)
Periods ended September 30, 2007 and 2006
(in thousands of US dollars, except per share data, unless otherwise noted) (in accordance with Canadian GAAP)

	Three months			Nine months
	ended September 30,			ended September 30,
	2007	2007	2006	2007	2007	2006
	(CDN$ -	(US$)	(US$)	(CDN $ -	(US$)	(US$)
	note 1)			note 1)
Revenues:
Collaboration agreement (note 3)	227	228	542	909	913	1,609
Reimbursable costs	73	73	152	331	332	534

	300	301	694	1,240	1,245	2,143

Expenses:
Research and development	11,915	11,964	12,890	43,355	43,533	37,546
Research tax credits and grants	(432)	(434)	(388)	(1,428)	(1,434)	(1,292)
Other research and development charges	—	—	1,127	—	—	1,127

	11,483	11,530	13,629	41,927	42,099	37,381

General and administrative	2,549	2,559	2,723	9,146	9,184	8,703
Arbitral award	—	—	—	—	—	1,835
Reimbursable costs	73	73	152	331	332	534
Stock-based compensation (note 6)	994	998	948	2,842	2,854	2,645
Depreciation of property and equipment	268	269	289	764	767	834
Amortization and patent cost write-off	111	111	88	319	320	336
Interest and bank charges	26	26	21	149	150	65

	15,504	15,566	17,850	55,478	55,706	52,333

Net loss before undernoted items	(15,204)	(15,265)	(17,156)	(54,238)	(54,461)	(50,190)

Interest income	1,017	1,021	429	2,574	2,585	1,503
Accretion expense (note 4)	(1,446)	(1,452)	—	(14,508)	(14,568)	—
Change in fair value of derivative-related asset	968	972	—	(894)	(898)	—
Foreign exchange gain (loss)	563	565	(24)	1,179	1,184	(525)
Other income	269	270	545	983	987	1,066
Share of loss in a company subject to significant influence	—	—	(452)	(326)	(327)	(1,951)
Non-controlling interest	—	—	149	109	109	639

	1,371	1,376	647	(10,883)	(10,928)	732

Net loss	(13,833)	(13,889)	(16,509)	(65,121)	(65,389)	(49,458)

Net loss per share:
Basic and diluted	(0.29)	(0.29)	(0.43)	(1.54)	(1.54)	(1.28)

Weighted average number of common shares outstanding:		47,495,376	38,814,360		42,360,279	38,589,402

See accompanying notes to unaudited consolidated financial statements.

14     Consolidated Financial Statements (unaudited)
Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended September 30, 2007 and 2006 (in thousands of US dollars, unless otherwise noted) (in accordance with Canadian GAAP)

	Three months		Nine months
	ended September 30,		ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Net loss	(13,889)	(16,509)	(65,389)	(49,458)
Foreign exchange adjustment on change in functional currency	—	87	1,958	(1,540)

Comprehensive Loss	(13,889)	(16,422)	(63,431)	(50,998)

See accompanying notes to unaudited consolidated financial statements.

Consolidated Financial Statements (unaudited)     15
Consolidated Statements of Shareholders’ Equity
(Unaudited)
Nine-month period ended September 30, 2007 (in thousands of US dollars, unless otherwise noted) (in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total
		$	$	$	$	$	$	$
Balance, December 31, 2006	38,722,022	203,751	8,620	11,396	—	(234 ,240)	8,757	(1,716)

Adjustment to reflect change in accounting policy for financial instruments (note 2)	—	—	—	—	—	(155)	—	(155)

Equity portion of convertible notes	—	—	11,152	—	—	—	—	11,152

Warrants issued in connection with the May 2007 convertible notes issuance	—	—	—	—	16,857	—	—	16,857

Exercise of stock options:
For cash	60,803	371	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	(224)	—	—	—	—

Issued on conversion of 6% senior convertible notes due in 2027 (note 4 (b))	5,619,321	20,825	(9,682)	9,682	—	—	—	20,825

Issued on conversion of 5% junior convertible notesdue in 2012 (note 4 (b))	4,444,449	38,167	(249)	249	—	—	—	38,167

Stock-based compensation	—	—	—	3,054	—	—	—	3,054

Change in foreign currency translation adjustment	—	—	—	—	—	—	(1,958)	(1,958)

Net loss	—	—	—	—	—	(65,389)	—	(65,389)

Share issue costs	—	—	—	—	—	(2,373)	—	(2,373)

Balance, September 30, 2007	48,846,595	263,338	9,841	24,157	16,857	(302,157)	6,799	18,835

See accompanying notes to unaudited consolidated financial statements.

16     Consolidated Financial Statements (unaudited)
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended September 30, 2007 and 2006 (in thousands of US dollars, unless otherwise noted) (in accordance with Canadian GAAP)

	Three months ended			Nine months ended
	September 30,			September 30,
	2007	2007	2006	2007	2007	2006
	(CDN$-	(US$)	(US$)	(CDN$-	(US$)	(US$)
	note 1)			note 1)
Cash flows from operating activities:
Net loss	(13,833)	(13,889)	(16,509)	(65,121)	(65,389)	(49,458)
Adjustments for:
Depreciation, amortization and patent cost write-off	379	380	377	1,083	1,087	1,170
Unrealized foreign exchange (gain) loss	(459)	(461)	330	(3,615)	(3,630)	1,119
Stock-based compensation	994	998	948	2,842	2,854	2,645
Share of loss in a company subject to significant influence	—	—	452	326	327	1,951
Non-controlling interest	—	—	(149)	(109)	(109)	(639)
Accretion expense	1,446	1,452	—	14,508	14,568	—
Change in fair value of derivative-related asset	(968)	(972)	—	894	898	—
Amortization of gain on sale leaseback	(334)	(335)	(318)	(958)	(962)	(944)
Changes in operating assets and liabilities:
Sales taxes and other receivables	356	357	313	442	444	(196)
Research tax credits receivable	(412)	(414)	292	(1,856)	(1,864)	(596)
Prepaid expenses	623	626	581	667	670	4
Long-term prepaid expenses	121	121	124	324	325	460
Deferred revenue	(227)	(228)	(542)	(909)	(913)	(1,609)
Accounts payable and accrued liabilities	(2,712)	(2,723)	1,119	(4,046)	(4,063)	2,883

	(15,026)	(15,088)	(12,982)	(55,528)	(55,757)	(43,210)

Cash flows from financing activities:
Proceeds from issue of share capital	—	—	178	369	371	8,382
Proceeds from convertible notes	—	—	—	73,974	74,279	—

	—	—	178	74,343	74,650	8,382

Cash flows from investing activities:
Additions to property and equipment	(167)	(168)	(139)	(561)	(563)	(580)
Additions to patents	(85)	(85)	(271)	(722)	(725)	(1,579)
Proceeds from (purchase of) marketable securities	(20,635)	(20,720)	—	16,794	16,863	55,964
Additions to long-term investment	—	—	—	—	—	(1,437)

	(20,887)	(20,973)	(410)	15,511	15,575	52,368

Consolidated Financial Statements (unaudited)     17
Consolidated Statements of Cash Flows, Continued
(Unaudited)
Periods ended September 30, 2007 and 2006 (in thousands of US dollars, unless otherwise noted) (in accordance with Canadian GAAP)

	Three months ended			Nine months ended
	September 30,			September 30,
	2007	2007	2006	2007	2007	2006
	(CDN$- note 1)	(US$)	(US$)	(CDN$- note 1)	(US$)	(US$)
Net increase (decrease) in cash and cash equivalents	(35,913)	(36,061)	(13,214)	34,326	34,468	17,540
Cash and cash equivalents, beginning of period	85,107	85,457	37,608	12,108	12,158	6,332
Effect of unrealized foreign exchange on cash and cash equivalents	518	521	(393)	3,278	3,291	129

Cash and cash equivalents, end of period	49,712	49,917	24,001	49,712	49,917	24,001

Supplemental disclosure to cash flow statements (note 8).
See accompanying notes to unaudited consolidated financial statements.

18     Consolidated Financial Statements (unaudited)
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended September 30, 2007 and 2006 (amounts in thousands of US dollars, except per share data, unless otherwise noted)
1. Basis of presentation:
The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries (Neurochem or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited consolidated balance sheet as at September 30, 2007, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the periods ended September 30, 2007 and 2006 and the unaudited consolidated statement of shareholders’ equity for the period ended September 30, 2007, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2006, except as described in note 2 below. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2006.
     The Company is subject to a number of risks, including the successful development and marketing of its technologies and product candidates. In order to achieve its business plan, the Company anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. As of September 30, 2007, management believes that funds from operations as well as existing financial resources will be sufficient to meet the Company’s requirements for the next year.
Change in functional and reporting currency:
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars.
     The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods, and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
Translation of convenience:
As a convenience to certain readers, the Company also presents the interim consolidated financial statements in Canadian dollars using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Federal Reserve Bank of New York at September 30, 2007, which was 0.9959 Canadian dollar per US dollar. The information in Canadian dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the US dollar amounts in the financial statements actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.

Consolidated Financial Statements (unaudited)     19
2. Changes in accounting policies:
On January 1, 2007, the Company adopted the following new accounting standards issued by the CICA.
a) Comprehensive income:
Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. A new financial statement has been presented in relation to Section 1530.
b) Financial instruments – recognition and measurement:
Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments’ classifications, changes in subsequent measurements are recognized in net income or comprehensive income.
The Company has designated its financial instruments as follows:
•	Cash, cash equivalents and marketable securities are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market. See note 3 for restricted cash.

•	Other receivables are classified as “Loans and Receivables”. Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.
     The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The change in accounting policy related to embedded derivatives resulted in an increase of $155 to the opening deficit at the date of adoption. As of September 30, 2007, the fair value of the embedded derivative liability was $170 and was included in “accrued liabilities” on the consolidated balance sheet. During the nine-month period ended September 30, 2007, the increase in fair value of the embedded derivative liability of $72 was recorded as an expense in the consolidated statement of operations.
     As a result of adopting Section 3855, deferred financing costs of $1,535 as at January 1, 2007, relating to convertible notes, have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheet. These costs are being amortized using the effective interest method over the life of the related debt.
c) Equity:
Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the nine-month period ended September 30, 2007.
d) Hedges:
Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the nine-month period ended September 30, 2007.

20     Consolidated Financial Statements (unaudited)
3. Collaboration agreement:
The Company recognized $228 and $913 (2006 — $542 and $1,609, respectively) of revenue for the three-month and nine-month periods ended September 30, 2007, under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the related investigational product candidate.
     As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,000 in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as “restricted cash” on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit. As at September 30, 2007, “Restricted Cash” is composed of Asset-Backed Commercial Paper (ABCP). During the third quarter of 2007, a disruption in the credit markets, particularly in the ABCP market, resulted in these investments having matured but not having been paid, and they currently remain outstanding. At the time, these investments were acquired, the ABCP was rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. At the present time, the credit rating is under review by the rating agency. On September 6, 2007, a Pan-Canadian Committee was formed to oversee the proposed restructuring process of the ABCP. Also during the third quarter of 2007, the $6,000 letter of credit was renewed upon annual expiry and was extended to September 30, 2008, with the ABCP as collateral. The Company is monitoring the developments and restructuring process, and potential losses, if any, are presently indeterminable.
4. Convertible notes:
Convertible notes consist of the following:

	September 30,	December 31,
	2007	2006
	$	$
6% Senior convertible notes due in 2026 (a)	33,198	33,650
6% Senior convertible notes due in 2027 (b)	2,754	—
Derivative-related asset	(1,003)	—

	34,949	33,650

(a)	Changes in the 6% Senior convertible notes due in 2026 for the nine-month period ended September 30, 2007 are as follows:

$
Balance, December 31, 2006	33,650
Adjustment to reflect change in accounting policy for financial instruments (note 2)	(1,535)
Accretion expense	3,064
Interest paid/payable	(1,894)
Foreign exchange gain	(87)

Balance, September 30, 2007	33,198

Consolidated Financial Statements (unaudited)     21
4. Convertible notes (continued):
(b)	On May 2, 2007, the Company issued $80,000 aggregate principal amount of convertible notes, consisting of $40,000 6% senior convertible notes due in 2027 (the Senior Notes) and $40,000 5% senior subordinated convertible notes due in 2012 (the Junior Notes). The Senior Notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion subject to adjustments in certain circumstances. The Senior Notes are convertible at the option of the holder at anytime after three days notice. The conversion price is the average trading price of the Company’s trading price for the period preceding the conversion, subject to a ceiling of $12.68 and a floor of $6.00. The conversion price may be fixed, subject to shareholders approval, for the period from October 15, 2009 to November 15, 2009. After November 1, 2011, the Senior Notes may be redeemed by the holders if the Company fails to maintain a specified net cash position. The Company will pay interest on the Senior Notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The Junior Notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares of Neurochem until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. approval, for the period from October 15, 2009 to November 15, 2009. After November 1, 2011, the Senior Notes may be redeemed by the holders if the Company fails to maintain a specified net cash position. The Company will pay interest on the Senior Notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The Junior Notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares of Neurochem until May 2, 2012 at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances.
     In accordance with Canadian GAAP, the Senior Notes and the Junior Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The Company initially allocated the proceeds from the Senior Notes and the Junior Notes between its liability and equity components using the residual value method. The Senior Notes proceeds, net of issue costs of $2,069, were allocated as follows: $23,492 to debt, $10,909 to Equity portion of the convertible notes, $5,907 to warrants and $2,377 to derivative-related asset. The Junior Notes proceeds, net of issue costs of $2,697, were allocated as follows: $27,753 to debt, $243 to Equity portion of the convertible notes, $9,533 to warrants and $226 to derivative-related asset. Issue costs of $2,373 in relation to equity instruments, including $1,417 of warrants, were charged to the deficit. The fair value of the embedded derivatives was determined using the Binomial model and the fair value of the warrants was determined based on the Black-Scholes pricing model. The models used in the valuation of the components of the convertible notes contain certain subjective assumptions, changes of which may cause significant variation in the estimated fair value of the debt and equity components of the convertible notes.
     The Company accretes the carrying value of the Senior Notes and Junior Notes to their face values through a charge to earnings over their expected lives, which is 54 months for the Senior Notes and was one month for the Junior Notes.
     During the quarter ended June 30, 2007, $10,500 of the Senior Notes were converted into 1,653,859 common shares and the totality of the Junior Notes was converted into 4,444,449 common shares.
     During the quarter ended September 30, 2007, additional Senior Notes of $25,000 were converted into 3,965,462 common shares.
     Changes in the Senior Notes, Junior Notes and derivative-related asset for the nine-month period ended September 30, 2007, were as follows:

22     Consolidated Financial Statements (unaudited)
4. Convertible notes (continued):

			Derivative -
	Senior Notes	Junior Notes	related asset

	$	$	$
Balance as at December 31, 2006	—	—	—
Notes issuance as at May 2, 2007	23,492	27,753	(2,603)
Accretion expense	1,074	10,430	—
Interest paid/payable	(560)	(174)	—
Conversion by note holders	(21,284)	(38,392)	684
Change in fair value	—	—	898
Foreign exchange loss	32	383	18

Balance as at September 30, 2007	2,754	—	(1,003)

5. Share capital:
(a) Stock option plan:
Changes in outstanding options issued under the stock option plan, for the year ended December 31, 2006, and the nine-month period ended September 30, 2007, were as follows:

		Weighted
		average
	Number	exercise price

		(CDN$	)
Options outstanding, December 31, 2005	2,309,958	16.78
Granted	402,000	16.53
Exercised	(100,943)	4.25
Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	17.17
Granted	236,333	14.43
Exercised	(60,803)	7.12
Cancelled or expired	(14,092)	13.74

Options outstanding, September 30, 2007	2,738,934	17.18

(b) Earnings per share:
The impact of stock options, convertible notes and warrants is anti-dilutive because the Company incurred losses in 2007 and 2006. All outstanding options, convertible notes and warrants included in this computation could potentially be dilutive in the future. Included in the basic weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 5 (c).
(c) Agreement to issue shares:
The agreement with the Chief Executive Officer, effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets, was approved by regulatory authorities and shareholders in 2005. Stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets has been recorded to date. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

Consolidated Financial Statements (unaudited)     23
5. Share capital: (continued)
(d) Equity line of credit:
On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility will terminate February 9, 2009, and it provides the Company with access to financing of up to $60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown less a placement fee equal to 2.4% of gross proceeds payable to the placement agent. Under the agreement, the Company is committed to draw down at least $25,000 over the term of the facility. Drawdown requests are subject to the terms and conditions as specified in the agreement. Either party may terminate the agreement if the volume-weighted average price of the Company’s common shares is below $5 per share for more than 30 consecutive days. Given that the current price per share has been below the minimum price as per the agreement, the agreement may be terminated at any time. The parties are currently in discussions with respect to the future prospects of this agreement and no assurance can be given that any agreement may be reached. As of September 30, 2007, the Company had not drawn any funds under the equity line of credit.
(e) Deferred share unit plan:
On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death.
     During the nine-month period ended September 30, 2007, the Company granted 26,567 DSUs having a weighted average fair value per unit of CDN$11.26. For DSUs, compensation cost is measured based on the market price of the Company’s shares from the date of grant through to the settlement date. The offsetting liability is marked-to-market. Any changes in the market value of the Company’s shares through to the settlement date results in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At September 30, 2007, the Company had a liability of $73 with respect to issued DSUs.

24     Consolidated Financial Statements (unaudited)
6. Stock-based compensation:
In the three-month and nine-month periods ended September 30, 2007, the Company recorded total stock-based compensation (excluding compensation under the deferred share unit plan) of $1,097 and $3,054 (2006 — $948 and $2,645, respectively) related to stock options granted after July 1, 2002.
     The weighted average fair value of each option is estimated on the effective date of the grant using the Black-Scholes pricing model with the following assumptions:

	September 30,	September 30,
	2007	2006

Risk-free interest rate	4.10%	4.18%
Expected volatility	58%	60%
Expected life in years	7	7
Expected dividend yield	nil	nil

The following table summarizes the weighted average grant-date fair value per share for options granted during the nine-month periods ended September 30, 2007 and 2006:

		Weighted average
	Number of	grant-date
	options	fair value

		(CDN$	)
Nine-month periods ended:
September 30, 2007	236,333	8.85
September 30, 2006	402,000	10.46

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

Consolidated Financial Statements (unaudited)     25
7. Related party transactions:
In the three-month and nine-month periods ended September 30, 2007, the Company incurred fees of $600 and $1,700 (2006 — $547 and $1,624, respectively) under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International Inc., a company related to a shareholder, director and officer. During the nine-month period ended September 30, 2007, the Company paid CDN$1,000 of performance-based fees which were recorded in accrued liabilities at December 31, 2006. The Company recorded an additional $682 of performance-based fees in the nine-month period ended September 30, 2007.
     In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma Inc. (Picchio Pharma) has an equity interest. In the three-month and nine-month periods ended September 30, 2007, rental revenue under the agreement amounted to $227 and $615 (2006 — $214 and $635, respectively), and is included in “other income” on the consolidated statements of operations.
     On February 1, 2006, the Company entered into an assignment agreement with Parteq Research and Development Innovations (Parteq) (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of CDN$200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.
     In March 2006, the Company invested an additional amount of CDN$1,660 in a holding company that owns shares of Innodia Inc., a company in which Picchio Pharma has an equity interest.
     The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.

26     Consolidated Financial Statements (unaudited)
8. Statements of cash flows — supplementary disclosure:
(a) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and short-term investments:

	September 30,	December 31,
	2007	2006

	$	$
Cash balances with banks	2,508	2,034
Short-term investments yielding interest between 4.10% and 5.33% (December 31, 2006: 4.32% to 5.31%)	47,409	10,124

	49,917	12,158

(b) Interest:

	Three months		Nine months
	ended September 30,		ended September 30,
	2007	2006	2007	2006

	$	$	$	$
Cash paid in the period for:
Interest	390	—	1,950	—

(c) Non-cash transactions:

	September 30,	December 31,
	2007	2006

	$	$
Additions to property and equipment and patents included in accounts payables and accrued liabilities at the end of the period	498	332

Consolidated Financial Statements (unaudited)     27
9. Subsequent event:
On November 8, 2007, the Company announced the early termination of its European Phase III clinical trial for tramiprosate (ALZHEMED™) and the advancement of its next generation lead candidate NRM-8499 into preclinical development for the treatment of Alzheimer’s disease. Also the Company announced its decision to take steps to commercialize tramiprosate (ALZHEMED™) as a branded nutraceutical, potentially starting as early as 2008. Furthermore, Neurochem announced that it will continue to advance its programs for AA amyloidosis, as well as for Diabetes type II/features of metabolic syndrome. The Company is expecting a reduction of its burn rate compared to fiscal 2007.

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Certain statements in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, that actual results may vary once the final quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this document. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.
     Neurochem is not responsible for the content of any external, entirely independent web site identified in this quarterly report, and specifically excludes any liability for any damages or injury arising from the reader’s access to or use of that content. These addresses are provided merely as a convenience to the readers of Neurochem’s quarterly report. Neurochem’s inclusion of these addresses does not imply any endorsement of the material on these sites, nor, unless otherwise expressly disclosed, any sponsorship, affiliation or association with its owner, operator or sponsor. Furthermore, Neurochem’s inclusion of these addresses does not imply Neurochem’s authorization to use any trade name, trademark, logo, legal or official seal or copyrighted symbol that may be reflected in the identified site.

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Corporate profile. Neurochem is a dynamic, highly
energized biopharmaceutical company focused
on the development and commercialization of
innovative therapeutics to address critical, unmet
medical needs.

NEUROCHEM INC. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7 Telephone: (450) 680-4500 Toll-Free: 1 877 680-4500 Fax: (450) 680-4501 E-mail: info@neurochem.com